U.S. Hemp Company, Inc.
Financial Statements
Period Ended August 31, 2023

(Unaudited)

Contents

	Page
Financial Statements:	
Independent Accountant Review's Report	2
Balance Sheet as of August 31, 2023	4
Statement of Operations for the Period From Inception (May 8, 2023) to August 31, 2023	5
Statement of changes in Equity	6
Consolidated Statements of Cash Flows for the years ended August 31, 2023	7
Notes to Financial Statements	8



Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

LPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

INDEPENDENT ACCOUNTANT'S
REVIEW REPORT

To the Board of Directors of U.S. Hemp Company, Inc.

We have reviewed the accompanying statement of financial condition of U.S. Hemp Company, Inc. (the "Company") as of August 31, 2023 and the related statements of operations and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

We are registered public accounting firm and are required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review. Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP*)*
New Delhi, India
October 11, 2023

U.S. Hemp Company, Inc.
Balance Sheet
(Unaudited)

	August 31, 2023
Current assets -	
Cash	$ 985
Total current assets	985
Total assets	$ 985
Current liabilities -	
Advances-related parties	1,000
Total current liabilities	1,000
Total liabilities	1,000
Stockholders' deficit:	
Accumulated deficit	(15)
Total stockholders' deficit	(15)
Total liabilities and stockholders' deficit	$ 985

U.S. Hemp Company, Inc.
STATEMENTS OF OPERATIONS
(Unaudited)

		Year Ended
		August 31, 2023
Sales	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses:		
General and administrative		15
Income (loss) from operations		(15)
Net income (loss)	$	(15)

U.S. Hemp Company, Inc.
Statement of changes in Equity

(Unaudited)

	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at May 08, 2023	-	-	-	-	-
Net Loss-period ended August 31, 2023	-	-	-	(15)	(15)
Balance at August 31, 2023	-	-	-	$ (15)	$ (15)

U.S. Hemp Company, Inc.
STATEMENTS OF CASH FLOWS
(Unaudited)

	For the period ended
	August 31,2023
CASH FLOW FROM OPERATING ACTIVITIES	
Net income (loss)	$ (15)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**(15)**
CASH FLOW FROM FINANCING ACTIVITIES	
Advance – related party	**1,000**
NET CASH PROVIDED BY FINANCING ACTIVITIES	**1,000**
Net increase (decrease) in cash	**985**
Cash, beginning of period	**-**
Cash, end of period	$ **985**

U.S. Hemp Company Inc.
NOTES TO FINANCIAL STATEMENTS
For the Period from Inception (May 8, 2023) to August 31, 2023

Note 1 - Organization and Basis of Presentation

Organization

U.S. Hemp Company, Inc. (the "Company") was incorporated on May 08, 2023 under the laws of the State of Delaware. TheCompany is engaged in the textile business

Basis of Presentation

The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly-liquid debt instruments with original maturities of three months or less. As of August 31, 2023, the Company have only cash of 985 dollars.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company places its cash with high quality financial Institutions.

Revenue Recognition

Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("*Topic 606*"), became effective for the Company on May 08, 2023. The Company's revenue recognition disclosure reflects its updated accounting policies that are affected by this new standard.

Revenue from product sales are recognized under *Topic 606* in a manner that reasonably reflects the delivery of its product to customers in return for expected consideration and includes the following elements:

- executed contracts with the Company's customers that it believes are legally enforceable;
- identification of performance obligations in the respective contract;
- determination of the transaction price for each performance obligation in the respective contract;
- allocation the transaction price to each performance obligation; and
- recognition of revenue only when the Company satisfies each performance obligation.

These five elements, as applied to each of the Company's revenue category, is summarized below:

- Product sales - revenue is recorded when the product is purchased by the customer.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, *Earnings Per Share*. Basic earnings per share ("EPS") is based

on the weighted average number of common shares outstanding. Diluted EPS assumes that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive instruments outstanding at August 31, 2023.

Note 3-Going Concern

To date the Company has generated no revenues from its business operations and has incurred accumulated losses since inception of $15. The Company had a working capital of $985 at August 31, 2023. The Company requires additional funding to meet its ongoing obligations and to fund anticipated operating losses. The ability of the Company to continue as a going concern is dependent on raising capital to fund its initial business plan and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note 4-Subsequent Event
The Company has evaluated all subsequent events through the date these financial statements were issued

Note 5- Stockholders' Equity

Preferred Stock

The Company has authorized the issuance of 250,000 shares of $0.00001 par value preferred stock. At August 31, 2023, there were nil shares issued and outstanding.

Common Stock

The Company has authorized the issuance of 250,000 shares of $0.00001 par value preferred stock. At August 31, 2023, there were nil shares issued and outstanding.

DocuSigned by:

Michael Coleman

F748FA0590234F6...

10/11/2023